SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

(Amendment No. )

STAFFING 360 SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

852387109

(CUSIP Number)

May 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐    Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 852387109

1.	NAME OF REPORTING PERSONS
(ENTITIES ONLY)

Brendan Flood

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

7,191,120
	6.	SHARED VOTING POWER

-0-
	7.	SOLE DISPOSITIVE POWER

7,191,120
	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,191,120

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.2%

12.	TYPE OF REPORTING PERSON *

IN

Item 1.	Name of Issuer.

The name of the issuer is Staffing 360 Solutions, Inc. (the “Company”). The principal executive office of the Company is located at 641 Lexington Avenue, Suite 1526, New York, New York 10022.

All information contained in this Schedule 13G is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Schedule 13G.

Item 2.	Identity and Background.

(a)	This statement is being filed by Brendan Flood (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 641 Lexington Avenue, Suite 1526, New York, New York 10022.

(c)	The Reporting Person is the executive chairman and a director of the Company.

(d)	The title of class of securities being reported is the Company’s common stock, $0.0001 par value per share (the “Common Stock”).

(e)	The CUSIP number of the Common Stock is 852387109.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(b) or the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(e).

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(f).

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(g).

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Non-U.S. institution in accordance with Rule 13d01(b)(1)(ii)J). (k) [ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not	applicable.

Item 4.	Ownership.

As of June 15, 2015, the Reporting Person beneficially owns 7,191,120 shares of Common Stock, including: (i) 152,000 shares of Common Stock issuable upon exercise of options; (iii), 2,080,079 shares of Common Stock issuable upon exercise of warrants; and and (iv) 1,351,194 shares of Common Stock issuable upon conversion of 1,039,380 shares of Series A Preferred Stock, par value $.00001 per share.

The above-mentioned shares, in the aggregate, represent 15.2% of the shares of Common Stock of the Company. The number of shares of Common Stock over which the Reporting Person has the power to vote and the power to dispose is as follows:

1. Sole power to vote or to direct vote: 7,191,120

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 7,191,120

4. Shared power to dispose or to direct the disposition -0-

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2015

/s/ Brendan Flood

Brendan Flood